

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (713/309-4631)

October 29, 2010

Amanda K. Maki
Lead Counsel – Corporate & Securities
LyondellBasell Industries N.V.
1221 McKinney Street, Suite 700
Houston, Texas 77010

> **Re:** **LyondellBasell Industries N.V.**
> **Amendment No. 4 to Form 10**
> **Filed September 28, 2010**
> **File No. 001-34726**

Dear Ms. Maki:

We advised you on October 13, 2010 that we completed our review of your filing and we did not have any further comments at that time.

Sincerely,

Pamela Long
Assistant Director